Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Registration Statement File No.: 333-108262

The following is a series of frequently asked questions and answers distributed to iManage, Inc. employees via e-mail regarding trading in iManage, Inc. shares and options after the merger between Interwoven, Inc. and iManage, Inc. is finalized.

iManage Shares and Options

Trading FAQ

Q1:	For every share of iManage stock that I own, how many shares of Interwoven stock will I receive and how much cash will I receive?

A1:	If the merger is consummated, you will be entitled to receive 2.0943 shares of Interwoven stock and $1.20 in cash for each share of iManage stock that you properly tender to the exchange agent.

If the one-for-four reverse stock split is approved and effected prior to the consummation of the merger, you will be entitled to receive 0.523575 shares of Interwoven stock and $1.20 cash for each share of iManage stock that you properly tender to the exchange agent.

Q2:	For every iManage option that I have outstanding, how many Interwoven options will I receive?

A2:	The number of shares of Interwoven stock that you will receive for every iManage option will depend on the average daily trading price of Interwoven stock for the five trading days preceding the date the merger is consummated.

For example, based on the average closing price of Interwoven stock for the five trading days preceding November 14, 2003, iManage option holders would receive approximately 2.3921 Interwoven options for every iManage stock option. If a one-for-four reverse stock split is approved and if the merger is consummated, based on the average daily trading price of Interwoven stock for the five trading days preceding November 14, 2003, iManage option holders would receive approximately 0.5980 Interwoven options for every iManage stock option.

We will provide you with updated information concerning your options shortly after the merger is consummated.

Q3:	Regarding my iManage option grants, how will my vesting schedule be impacted?

A3:	For those employees continuing on with the combined company, there will be no change to the current vesting schedule and employees’ historical vesting status will be transferred over to Interwoven at the current status. Therefore, options will continue to vest on a monthly basis after the one-year cliff period has been met for so long as the employees continue in employment with the combined company. For those employees not continuing on with the combined company, the vesting period will continue on through the employee’s last day of employment.

Q4:	How soon after the merger closes can I sell my shares of Interwoven stock?

A4:	There will be no trading blackout period after the merger closes except for Section 16 officers, related parties and certain other employees who will be notified individually. Therefore, employees who are not impacted by the blackout period will be able to trade up until the normal quarter-end blackout period on December 15th.

Q5:	How soon after the merger closes can I exercise my Interwoven options?

A5:	You will be able to exercise your vested and exercisable options as soon as Interwoven files a Form S-8 with the Securities and Exchange Commission. Interwoven intends to file this form on Wednesday, November 19th. In addition, there will be no blackout period – except again for Section 16 officers, related parties and certain other employees.

Q6:	When will my shares of iManage stock held in my brokerage account officially convert into shares of Interwoven stock?

A6:	Generally speaking, the share conversion should happen almost immediately after the merger closes. Therefore, everyone should be able to trade immediately apart from the Section 16 officers, related parties and certain other employees who will be blacked out. Actual settlement dates may take a little longer than normal – but it will depend upon your individual trading situation. However, this settlement factor should not impact an individual holder’s ability to sell when desired.

For example, if a stockholder holds the stock in “street name”, his or her stock will be converted immediately on the Depository Trust Company’s (“DTC”) books (and shortly thereafter on your broker’s books), given that street name holdings convert automatically at the DTC.

“Street name” is a term given to securities held in the name of a brokerage firm on behalf of a customer – rather than an individual’s name – and it is usually done to facilitate trading activities. DTC is a central repository through which members electronically transfer stock and bond certificates (a clearinghouse facility).

Q7:	Are there any other logistical issues with the stock conversion?

A7:	If you hold actual iManage stock certificates, you may experience a delay in the conversion process because you will need to tender your old iManage stock certificates to receive new Interwoven stock certificates. Shortly after closing, the exchange agent will send you a Letter of Transmittal requesting that you return your stock certificates and a Letter of Instruction highlighting what to do in the event the reverse split is effected.

Q8:	Who will be handling the Interwoven option sales after the merger closes?

A8:	Interwoven’s stock administrator Mariela Casis will be handling these sales. Mariela can be reached by telephone at (408) 530-7719 or by email at mariela.casis@interwoven.com.

Q9:	What will happen with my participation in the iManage Employee Stock Purchase Plan (ESPP)?

A9:	For those iManage employees who participate in the plan and are continuing on with the combined company, these participants will automatically remain enrolled in the iManage ESPP through the end of the current purchase period, which is January 31st (the last trading day is technically Friday, January 30th). The plan calculations will be adjusted to account for the stock conversion of iManage shares into Interwoven shares. After this enrollment period has ended, the iManage plan will be terminated and all employees will be eligible to enroll in the Interwoven ESPP purchase period beginning May 1, 2004. iManage employees not continuing with the combined company or no longer employed with iManage or the combined company as of January 31, 2003, will have their accounts returned to them as soon as practicable.

Q10:	While we understand that iManage and Interwoven will not provide personal financial planning or tax advice, generally speaking what are the intended tax consequences of receiving the stock and cash proceeds?

A10:	iManage stockholders who receive Interwoven stock and cash in exchange for shares of iManage common stock, and who realize gain, will be required to recognize such gain for United States federal income tax purposes but only to the extent of the cash received. The gain recognized will be a capital gain unless the receipt of cash by the stockholder has the effect of a distribution of a dividend, in which case such gain will be treated as ordinary dividend income to the extent of the stockholder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes.

Under current law, long-term capital gains and dividends of individuals are generally taxed at a maximum rate of 15%. Short-term capital gain attributable to individuals generally will be taxed at ordinary income rates. Please ask your tax consultant if you have any specific tax-related questions.

Q11:	When will iManage stock be delisted from The NASDAQ?

A11:	iManage’s common stock will be delisted from The NASDAQ Stock Market the day after the merger is consummated. We anticipate this action will occur before the market opens on Wednesday, November 19th.

Appendix – One-For-Four Reverse Stock Split Questions

Q1:	What is a reverse stock split?

A1:	A reverse stock split decreases the number of shares outstanding with the intention of simultaneously increasing the individual stock price. This reverse split might or might not change the value or market capitalization of the company (market capitalization = number of shares outstanding x share price). For example, in a one-for-four reverse stock split, stockholders would receive one new share for every four shares owned before the split. Stockholders maintain the same percentage of equity ownership in the company before and after the split.

Q2:	Why is Interwoven’s Board of Directors recommending this reverse stock split to its stockholders?

A2:	Interwoven’s Board of Directors believes that a one-for-four reverse stock split of Interwoven common stock is in the best interests of Interwoven and its stockholders. The reverse stock split is intended to increase the marketability of Interwoven’s common stock and make it more attractive to institutional investors thereby expanding investor interest. The reverse stock split is also intended to reduce the transaction costs for trading Interwoven common stock. The combination of the potentially lower transaction costs and increased interest from institutional and other investors may ultimately improve the liquidity of Interwoven’s common stock.

Q3:	If this reverse stock split is passed, when will it be implemented?

A3:	If approved, this reverse stock split will be implemented on the same day as the closing of the merger, provided that at that time the Board of Directors of Interwoven determines that the reverse stock split is still in the best interest of Interwoven stockholders.

Q4:	What does a stockholder need to do if the split is approved at the Interwoven stockholders meeting?

A4:	All iManage and Interwoven stockholders, who hold their stock in certificate form, will be sent a packet explaining how to physically exchange old stock certificates for new stock certificates. For iManage and Interwoven stockholders holding options, no action is required.

** Please contact Jennifer Lee or Chris Denten with any questions. **

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This FAQ Sheet contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statements and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding the proposed merger with Interwoven, Inc., are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger is delayed, does not close or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies. Additional information concerning factors that could cause iManage’s actual results to differ materially from those contained in the forward-looking statements or elsewhere can be found in iManage’s filings with the SEC, which are available on a Website maintained by the Securities and Exchange Commission at www.sec.gov. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, iManage’s results could differ materially from its expectations in these statements. iManage undertakes no obligation and does not intend to update these forward-looking or other statements in this FAQ Sheet.

ADDITIONAL INFORMATION ABOUT THE iMANAGE AND INTERWOVEN MERGER AND WHERE TO FIND IT

On October 8, 2003, in connection with the proposed merger transaction involving Interwoven and iManage, Interwoven filed with the SEC, a Registration Statement on Form S-4 (File No. 333-108262) containing a definitive joint proxy statement/prospectus regarding the merger. The definitive joint proxy statement/prospectus has been mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read this definitive joint proxy statement/prospectus and any other relevant materials filed by Interwoven and iManage with the SEC when they become available because they contain or will contain important information about Interwoven, iManage and the merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the Interwoven documents filed with the SEC by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

The officers and directors of Interwoven and iManage may have interests in the merger, some of which may differ from those of the stockholders of Interwoven and iManage generally. In addition, Interwoven and iManage, their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in favor of the merger from the stockholders of Interwoven and iManage. Information about the directors and officers of Interwoven and iManage and the interests they may have in the merger is available in the definitive joint proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on October 8, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for Interwoven’s 2003 annual meeting of stockholders filed with the SEC on April 28, 2003. Additional information regarding the directors and executive officers of iManage is also included in the proxy statement for iManage’s 2003 annual meeting of stockholders filed with the SEC on April 25, 2003.